Exhibit 99.2

Ohmyhome Announces Closing of Upsized $4.8 Million Public Offering of Ordinary Shares

Singapore, Feb. 16, 2024 (GLOBE NEWSWIRE) — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, today announced the closing of its upsized public offering of 3,555,555 ordinary shares at a public offering price of $1.35 per ordinary share.

Gross proceeds, before deducting placement agent fees and other offering expenses, were approximately $4.8 million.

Maxim Group LLC acted as sole placement agent in connection with this offering.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-275987) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on February 13, 2024. The offering was made only by means of a prospectus which is a part of the Registration Statement. A final prospectus relating to the offering has been filed with the SEC. Copies may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties, and has over 5,800 units under management as of June 30, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact

ir@ohmyhome.com